APOLLO GLOBAL MANAGEMENT, LLC

9 West 57th Street, 43rd Floor

New York, NY 10019

March 25, 2011

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Attention:	Pamela A. Long
Assistant Director

Re:	Request for Effectiveness for Apollo Global Management, LLC
Registration Statement on Form S-1 (File Number 333-150141)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apollo Global Management, LLC (the “Registrant”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will be declared effective at 4 p.m. on Tuesday, March 29, 2011, or as soon as possible thereafter.

On behalf of the Registrant, the undersigned acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant:

1.	Should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

APOLLO GLOBAL MANAGEMENT, LLC

By:	/s/ John J. Suydam
John J. Suydam
Chief Legal Officer and Chief Compliance Officer